Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

February 10, 2023

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 23, 2022 CIK No. 0001936817

Dear Ms. Packebusch,

This letter is in response to your letter on January 17, 2023 in which you provided a comment to Amendment No. 2 to Draft Registration Statement on Form F-1 (the “DRS/A”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on December 23, 2022. On the date hereof, the Company has submitted Registration Statement on Form F-1 (“Form F-1”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 2 to Draft Registration Statement on Form F-1, submitted December 23, 2022

Risk Factors

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic, page 45

1.	Please update your risk factor disclosure with respect to any material risks related to the COVID-19 pandemic. For example, we note your disclosure that your workforce remains stable during 2020, 2021 and the first half of 2022.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the disclosure in relation to the COVID-19 pandemic on page 5 and 45 of the Form F-1.

ENFORCEABILITY OF CIVIL LIABILITIES, page 171

2.	We note your disclosure that a majority of your directors and officers are nationals and/or residents of countries and areas other than the United States, including the PRC and Hong Kong. Please revise to clarify those of your officers and directors who are located in the PRC and those that are located in Hong Kong.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended our disclosure on page 171 to state the members of senior management located in the PRC and identified the relevant individuals.

Additionally, we respectfully advise the Staff that, in response to your comment No. 9 on the letter dated October 6, 2022 and a subsequent telephonic communication, regarding an expansion of “disclosure to clarify the extent to which [we] will continue to enjoy any exemptions as a result of [our] status as a foreign private issuer even if [we] no longer qualify as an emerging growth company”, we have included in our disclosure on page 53 under “Risks Related to this Offering and our Ordinary Shares – We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or provide information at different times, making it more difficult for you to evaluate our performance and prospects”:

For example, since the rules governing the information that we must disclose differ from those governing U.S. corporations pursuant to the Exchange Act, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and requirements that the proxy statements conform to Schedule 14A of the proxy rules promulgated under the Exchange Act;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders (i.e., officers, directors and holders of more than 10% of our issued and outstanding equity securities) to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 6-K upon the occurrence of specified significant events; and

●	the SEC rules on disclosure of compensation on an individual basis unless individual disclosure is required in our home country (Cayman Islands) and is not otherwise publicly disclosed by us.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer